Exhibit 12.2

The Rouse Company and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

(dollars in thousands)

	Year ended December 31,
	2003	2002	2001	2000	1999
Earnings (loss) before income taxes, equity in earnings of unconsolidated real estate ventures, net gains (losses) on dispositions of interests in operating properties, discontinued operations and cumulative effect of change in accounting principle	$123,970	$82,102	$94,547	$944	$(17,463)
Equity in earnings of unconsolidated real estate ventures	31,421	33,259	32,561	128,207	99,036
Net gains (losses) on dispositions of interests in operating properties	26,632	48,946	(58)	42,601	69,315
Fixed charges:
Interest costs	260,640	248,106	217,550	202,855	203,720
Distributions on preferred securities	12,664	14,303	12,719	12,719	12,719
Portion of rental expense representative of interest factor (1)	4,997	5,716	6,843	7,972	4,796
Adjustments to earnings:
Minority interest in earnings of majority-owned subsidiaries having fixed charges	2,711	1,937	641	288	244
Decrease (increase) in undistributed earnings of unconsolidated real estate ventures (2)	5,246	5,763	(4,151)	(36,457)	(44,480)
Capitalized interest	(37,874)	(38,113)	(35,652)	(13,485)	(13,579)
Previously capitalized interest amortized into earnings:
Depreciation of operating properties and other investments (3)	6,068	5,658	5,287	4,929	4,554
Cost of land sales (4)	5,413	4,942	5,431	—	—
Earnings available for fixed charges and Preferred stock dividend requirements	$441,888	$412,619	$335,718	$350,573	$318,862
Combined fixed charges and Preferred stock dividend requirements:
Interest costs	$260,640	$248,106	$217,550	$202,855	$203,720
Distributions on preferred securities	12,664	14,303	12,719	12,719	12,719
Portion of rental expense representative of interest factor (1)	4,997	5,716	6,843	7,972	4,796
Preferred stock dividend requirements	12,150	12,150	12,150	12,150	12,150
Total combined fixed charges and Preferred stock dividend requirements	$290,451	$280,275	$249,262	$235,696	$233,385
Ratio of earnings to combined fixed charges and Preferred stock dividend requirements (5)	1.52	1.47	1.35	1.49	1.37

(1)          Includes (a) 80% of minimum rentals, the portion of such rentals considered to be a reasonable estimate of the interest factor, and (b) 100% of contingent rentals of $1.3 million, $1.6 million, $1.8 million, $3.2 million and $4.0 million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(2)          Includes undistributed earnings of certain unconsolidated real estate ventures, formed December 31, 1997, in which we held substantially all (at least 98%) of the financial interest but did not own a majority voting interest.  In January 2001, we acquired all of the shares of voting stock (91%) of these ventures that we did not own, and from the date of acquisition, these ventures are included in our consolidated financial statements.  Our share of undistributed earnings of these ventures was $31.7 million in 2000 and $32.5 million in 1999.

(3)          Represents an estimate of depreciation of capitalized interest costs based on our established depreciation policy and an analysis of interest costs capitalized since 1971.

Exhibit 12.2, continued

The Rouse Company and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

(4)          Represents 10% of the cost of Columbia land sales and 5% of the cost of Summerlin land sales, the portions of such costs considered to be reasonable estimates of the interest factor.  On December 31, 1997, certain wholly owned subsidiaries, including those that conducted substantially all of our land sales and community development activities, issued 91% of their voting common stock to a trust, of which certain employees are beneficiaries.  These sales were made at fair value and as part of our plan to meet the qualifications for REIT status.  We retained the remaining voting stock of the ventures and held shares of nonvoting common and/or preferred stock which, taken together, comprised substantially all (at least 98%) of the financial interest in them.  As a result of our disposition of the majority voting interests in the ventures, we began accounting for our investment in them using the equity method effective December 31, 1997.  In January 2001, we acquired all of the shares of voting stock (91%) in these ventures that we did not own, and from the date of acquisition, these ventures are included in our consolidated financial statements.  As a result of these transactions, no adjustment for the interest portion of the cost of land sales has been included for 2000 and 1999.

(5)          Amounts used in the computation and the resulting ratio exclude the effect of discontinued operations.